FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For June 30, 2006

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

ABN AMRO HOLDING N.V.

INDEX

Item
1.	Basis of Presentation

2.	Reconciling differences between IFRS and US GAAP

3.	Reconciliation of IFRS Net Profit and Shareholders’ Equity to U.S. GAAP for the 6 months ended June 30, 2006 and June 30, 2005

4.	Condensed IFRS Consolidating Information

5.	Consolidated Ratios of Earnings to Fixed Charges

6.	Developments under US GAAP

The information contained in this report is incorporated by reference into the registration statements on Form S-8 with Registration Nos. 333-81400, 333-84044, 333-128621, 333-128619, 333-127660 and 333-74703, the registration statements on Form F-3 with Registration Nos. 333-137691 and 333-104778 and the registration statement on Form F-4 with Registration No. 333-108304.

This document includes IFRS interim financial information reconciled to US GAAP. On August 9, 2006 we filed our IFRS interim financial information for the six month period ended June 30, 2006.

Cautionary Statement regarding Forward-Looking Statements
This announcement contains forward-looking statements. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. Any statement in this announcement that expresses or implies our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections, as they are currently available to the management of ABN AMRO. Forward-looking statements therefore speak only as of the date they are made, and we take no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could therefore cause actual future results to differ materially from those expressed or implied in any forward-looking statement. Such factors include, without limitation, the conditions in the financial markets in Europe, the United States, Brazil and elsewhere from which we derive a substantial portion of our trading revenues; potential defaults of borrowers or trading counterparties; the implementation of our restructuring including the envisaged reduction in headcount; the reliability of our risk management policies, procedures and methods; and other risks referenced in our filings with the U.S. Securities and Exchange Commission. For more information on these and other factors, please refer to our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission and to any subsequent reports furnished or filed by us with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this report are made as of the date hereof, and the companies assume no obligation to update any of the forward-looking statements contained in this announcement.

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date: September 29, 2006	By:	/s/ Hugh Scott-Barrett

		Name:	Hugh Scott-Barrett
		Title:	Chief Financial Officer

	By:	/s/ Petri Hofste

		Name:	Petri Hofste
		Title:	hief Accounting Officer

1.   Basis of Presentation

     This report summarizes the effect of the application of US GAAP to ABN AMRO’s equity and net profit attributable to shareholders of the parent company as determined under IFRS for the six months period ended June 30, 2006 included in our IFRS interim financial report. Interim reconciliations filed in prior periods were prepared based on Dutch GAAP data.

2.   Reconciling differences between IFRS and US GAAP

The significant differences between IFRS and US GAAP that are applicable to ABN AMRO are as follows:

IFRS	US GAAP

Goodwill and business combinations
Goodwill represents the excess of the purchase price of investments in subsidiaries over the fair value of net assets acquired at the acquisition date.	The requirements for the recognition and subsequent accounting for goodwill and related intangible assets under US GAAP are consistent with the requirements under IFRS.

Prior to the transition to IFRS on January 1, 2004, goodwill was written off to shareholders’ equity. On transition to IFRS the Group elected not to reinstate previously written off goodwill as a balance sheet asset.	However, the US GAAP balance sheet includes goodwill generated prior to January 1, 2004.

Gains and losses on the disposal of foreign operations exclude the effect of cumulative currency translation differences arising prior to January 1, 2004 as they were set to zero on the transition to IFRS.	Gains and losses on the disposal of foreign operations includes cumulative currency translation differences prior to January 1, 2004 in the gain or loss recognition as these balances were not set to zero under US GAAP.

Allowances for loan losses
Specific loan provisions under IFRS should be determined by reference to expected recoveries on a discounted basis. IFRS also requires a loan loss allowance for incurred but not identified loan impairments, calculated on a portfolio basis.	US GAAP is consistent with IFRS on specific loan loss provisioning requirements. With regard to non-specific allowances see our December 31, 2005 20-F note 50 section (b) of the “Notes to the Adjustments to Consolidated Net Profit and Shareholders’ Equity” included in our December 31, 2005 20-F.

Financial investments

Debt securities included in the Group’s investment portfolio that are traded on an active market are typically classified as Available-for-Sale assets (“AFS”).

On the transition to IFRS, certain debt securities were designated at cost as Held-to-Maturity assets (“HTM”) where the conditions for HTM designation were met in accordance with the transition provisions of IFRS

Investments designated as HTM under IFRS were transferred for US GAAP purposes from the AFS portfolio at fair value to the HTM portfolio on January 1, 2005, as the conditions for HTM are consistent with those under IFRS. The unrealised gains and losses recorded in equity as of January 1, 2005 will be amortised to income over the remaining contractual life of the securities using the effective yield method.

Non-marketable investments classified as AFS and carried at fair value under IFRS are carried at cost under US GAAP.

Impairment of debt securities may be reversed through income if there is a subsequent increase in fair value that	Impairment losses on debt securities cannot be reversed through income.

IFRS	US GAAP

can be objectively related to a new event.

Changes in the fair value of AFS debt securities arising from changes in foreign exchange rates are recorded in income as exchange differences.

Under US GAAP changes in the fair value of available- for-sale debt securities arising from changes in foreign exchange rates are recorded in shareholders’ equity and transferred to income on disposal of the security.

Private equity investments

Under IFRS all investments where the Group has a controlling financial interest are required to be consolidated in the Group’s financial statements.

For all investments where the Group has a financial interest that is not controlling, the Group has elected to designate these investments as fair value through income with changes in fair value from period to period being recorded in income.

Under US GAAP the Group accounts for its private equity investments in accordance with the AICPA Auditing and Accounting Guide, “Audits of Investment Companies”. Consequently, such investments are recorded at their fair value with changes in fair value from period to period being recorded in income.

Pensions and other post-retirement benefits

Defined benefit pension schemes and other post- retirement benefits are actuarially assessed each year with the difference between the fair value of the plan assets and the present value of the obligation at the balance sheet date, adjusted for any for unrecognised actuarial gains and losses and past service costs recognised on balance sheet as an asset or liability.

On transition to IFRS the Group recognised all cumulative actuarial losses in shareholders’ equity in accordance with the transitional provisions of IFRS. Pension and other post-retirement benefit assets and liabilities were recognised in full on transition.

Under IFRS, a provision for minimum pension liabilities is not required.

US GAAP applies the same actuarial approach as IFRS. Differences arise in certain circumstances and from the different dates of adoption used for calculations.

Under US GAAP an additional minimum liability is required when the accumulated benefit obligation exceeds the fair value of the plan assets.

Share based payment plans
Under IFRS share based options and other share based schemes are recognised over the vesting period at initial fair value, calculated at grant date, in income and equity.	Under US GAAP share options granted prior to January 1, 2006 were recorded based on intrinsic values. New awards and awards modified, repurchased, or cancelled after January 1, 2006 are recorded based on fair values

Restructuring provisions

Under IFRS, costs associated with onerous operating lease payments are recognized once the decision to terminate the lease is made.

Under IFRS provisions are made for any direct restructuring costs that management is committed to, has a detailed formal plan, and has raised a valid expectation of carrying out that plan.

Under US GAAP, costs associated with onerous operating lease contracts are recognised once there are no economic benefits received by the lessee, which is typically the date on which the leased property is vacated.

Under US GAAP certain restructuring costs are recognised ratably over any required employee service period.

IFRS	US GAAP

Derivative used for hedging

Under IFRS all derivative instruments are recognised on balance sheet at fair value. Other than derivative instruments entered into for trading purposes, all derivative instruments are entered into for the purposes of hedging the Group’s exposure to risk.

Where derivative instruments have been entered into and designated in hedging relationships in accordance with the provisions of IFRS, hedge accounting has been applied from the date of designation.

The Group applied the IFRS 1 hedge accounting transition provisions at January 1, 2004.

Under US GAAP, all derivative instruments are recognised on balance sheet at fair value. In certain circumstances, positions which qualify for hedge accounting under IFRS do not meet hedges accounting conditions under US GAAP, and vice versa.

Prior to January 1, 2005, hedges designated for hedge accounting under US GAAP were limited to those undertaken by our business in North America and those used by the Group to hedge net investments in non-Euro operations. Since January 1,2005, the designation ofhedges for US GAAP reporting has been extended to include those hedges that under both IFRS and US GAAP qualify (and can be accounted for the same) to reduce ongoing IFRS to US GAAP reporting differences.

Mortgage servicing rights
Mortgage servicing rights hedged under a fair value hedging relationship are adjusted for changes in fair value, with changes in fair value from period to period recognized directly in income.	Under US GAAP hedge accounting was applied from January 1, 2001 whereas from January 1, 2004 under IFRS. This difference affects the reporting of our mortgage banking business.

Fair value differences

Under IFRS, the Group has elected to apply the fair value through income option to certain non-controlling investments of a private equity nature, mortgages originated and held for sale, unit-linked investments held for the account of insurance policy holders and certain structured liabilities.

US GAAP generally does not permit fair value through income designation. Consequently, those assets and liabilities designated at fair value through income under IFRS are accounted for under the appropriate US GAAP guidance applicable to each individual asset or liability. See section 5 ‘Developments under US GAAP’ for a discussion of SFAS 155 and 156 which upon adoption will extend the ability to designate qualifying assets and liabilities at fair value under US GAAP.

Preference shares

Under IFRS, preference shares issued by ABN AMRO Holding NV are classified as debt due to the non discretionary nature of the preference dividend payment. Preference dividends are recorded as interest payments in the consolidated financial statements.

Under US GAAP preference shares are classified as equity as they are legally equity instruments and are not mandatorily redeemable by either the issuer or the holder.

Other differences

Under IFRS, investment property is carried at fair value based on current market prices for similar properties in the same location and condition with movements in fair value from period to period recognised in income.

Under IFRS, gains arising from a sale and operating leaseback transaction are recognised immediately in income when the transaction has been entered into at fair value.

Under IFRS certain internal origination costs are not

Under US GAAP, investment property is held at cost and depreciated over the assets estimated useful life.

Under US GAAP, gains arising from a sale and operating leaseback transaction are generally deferred and amortised over the future period of the operating lease.

US GAAP requires that loan origination fees and direct

IFRS	US GAAP

considered to be directly incremental to the origination of a financial instrument and are excluded from the calculation of the effective yield and instead recognised directly in income.	internal costs are amortised to income over the life of the loan as an adjustment to interest income as part of the effective yield on the loan.
Consolidation of SPEs

Under SIC 12 an SPE is consolidated by the entity that is deemed to control it. Indicators of control include the SPE conducting activities on behalf of the Group or the Group holding the majority of the risks and rewards of the SPE.

In accordance with FIN 46 variable interest entities (VIEs) are consolidated by the interest holder that remains exposed to the majority of the entity’s expected losses or residual returns. Due to differences in the definition of SPEs and VIEs and the detailed rules to be applied, different consolidation outcomes can occur when assessing certain entities.

Jointly controlled entities

Under IFRS, the consolidated financial statements include the Group’s proportionate share of jointly controlled entities assets, liabilities, income and expense on a line-by-line basis, from the date on which joint control commences until the date on which joint control ceases.

Under US GAAP, jointly controlled entities are recorded in the financial statements using the equity method of accounting.

3.	Reconciliation of IFRS Net Profit and Shareholders’ Equity to U.S. GAAP for the 6 months ended June 30, 2006 and June 30, 2005

   Reconciliation to US GAAP

     The following table summarizes the significant adjustments to ABN AMRO’s equity and net profit attributable to shareholders of the parent company under IFRS that would result from the application of US GAAP.

Reconciliation to US GAAP	Shareholders’ Equity as at		Net Profit six months ended

	June 30, 2006	December 31, 2005	June 30, 2006	December 31, 2005

	(in millions of €, except per share data)
Equity and net profit attributable to shareholders of the
parent company under IFRS	22,951	22,221	2,219	1,882
US GAAP Adjustments:
Goodwill and business combinations	5,391	5,803	(24)	(23)
Allowance for loan losses	(646)	(538)	(162)	(3)
Financial investment	106	(92)	25	(608)
Private equity investments	96	63	33	(4)
Pensions	(11)	77	(74)	(89)
Share based payments	-	-	4	-
Restructuring provisions	114	223	(109)	(256)
Derivative used for hedging	(263)	362	516	(922)
Mortgage banking activities	229	232	8	-
Other fair value differences	(84)	155	(239)	49
Preference shares	768	768	18	18
Other equity and income differences	1	33	29	(107)
Taxes	(444)	(813)	(35)	578

Shareholders’ equity and net profit under US GAAP	28,208	28,494	2,209	515

Shareholders’ equity per ordinary share under US GAAP	14.91	14.76	-	-
Basic earnings per share under US GAAP	-	-	1.18	0.30
Diluted earnings per share under US GAAP	-	-	1.18	0.30

Reconciliation of net profit under IFRS and US GAAP

     The following text explains the significant adjustments to ABN AMRO’s profit attributable to the shareholders of the parent company for the six months ended June 30, 2006 and 2005 that would result from the application of US GAAP instead of IFRS.

     Net profit for the six months ended June 30, 2006, in accordance with US GAAP, was € 10 million lower than net profit in accordance with IFRS. The net decrease was principally the net result of: (i) € 516 million higher result attributable to differences in the application of hedge accounting, (ii) € 239 million lower result from differences in the application of fair value measurements, (iii) a €162 million higher provision for loan losses due changes in credit and volume data used in the different estimation methodology in our US subsidiaries under US GAAP, (iv) € 109 million higher charges relating to the later recognition under US GAAP of costs relating to restructuring activities, and (v) a € 74 million lower result due to of higher costs for pensions and post-retirement benefits.

     Net profit for the six months ended June 30, 2005, in accordance with US GAAP, was € 1,367 million lower than net profit in accordance with IFRS. The decrease was principally the net result of: (i) € 922 million attributable to differences in the application of hedge accounting, (ii) € 608 million losses on investment portfolios related to the realization in 2005 of changes in foreign currency rates on available-for-sale portfolios denominated in a currency other than the functional currency, previously reported under US GAAP in equity, (iii) € 256 million higher provisions and contingencies for which the timing and recognition must be incurred in a later period under US GAAP, (iv) a € 89 million lower result as a result of higher costs for pensions and post-retirement benefits, (v) € 578 million lower taxation relating to the higher cost under US GAAP.

4.	Condensed IFRS Consolidating Information Condensed consolidating balance sheet as at June 30, 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash and balances at central banks	-	3,785	5,108	-	8,893
Financial assets held for trading	-	192,489	21,040	(619)	212,910
Financial Investments	20	82,243	40,944	-	123,207
Loans and receivables – banks	4,336	178,312	97,485	(148,782)	131,351
Loans and receivables – customers	-	267,608	224,095	(57,356)	434,347
Equity accounted investments	19,409	23,063	1,149	(42,328)	1,293
Property and equipment	-	1,574	4,579	-	6,153
Goodwill and other intangible assets	-	4,749	6,420	-	11,169
Assets of businesses held for sale	-	248	22,265	-	22,513
Accrued income and prepaid expenses	-	5,061	3,625	-	8,686
Other assets	1	6,341	19,154	-	25,496

Total assets	23,766	765,473	445,864	(249,085)	986,018

Financial liabilities held for trading	-	153,296	9,204	-	162,500
Due to banks	-	197,820	126,823	(138,715)	185,928
Due to customers	20	286,689	124,156	(54,678)	356,187
Issued debt securities	-	80,185	117,651	(13,364)	184,472
Provisions	-	1,774	6,262	-	8,036
Liabilities held for sale and / or disposal groups	-	248	12,770	-	13,018
Accrued expenses and deferred income	-	5,466	3,670	-	9,136
Other liabilities	27	7,836	14,238	-	22,101
Subordinated liabilities	768	12,750	6,207	-	19,725
Shareholders equity attributable to the parent company	22,951	19,409	22,919	(42,328)	22,951
Minority interests	-	-	1,964	-	1,964

Total liabilities and equity	23,766	765,473	445,864	(249,085)	986,018

Reconciliation to US GAAP
Shareholders equity attributable to the parent company
as reported in the condensed balance sheet	22,951	19,409	22,919	(42,328)	22,951
US GAAP Adjustments:
Goodwill and business combinations	-	882	4,509	-	5,391
Allowance of loan losses	-	-	(646)	-	(646)
Financial investments	-	134	(28)	-	106
Private equity investments	-	-	96	-	96
Pensions	-	(188)	177	-	(11)
Share based payments	-	-	-	-	-
Restructuring provisions	-	95	19	-	114
Derivatives used for hedging	-	(486)	223	-	(263)
Mortgage banking activities	-	-	229	-	229
Other fair value differences	-	(54)	(30)	-	(84)
Preference shares	768	-	-	-	768
Other equity and income differences	-	-	1	-	1
Taxes	-	162	(606)	-	(444)
Reconciling items subsidiaries (net)	4,489	3,944	-	(8,433)	-

Shareholders’ equity and net profit under US GAAP	28,208	23,898	26,863	(50,761)	28,208

Condensed consolidating balance sheet as at December 31, 2005

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Cash and balances at central banks	-	11,402	5,255	-	16,657
Financial assets held for trading	-	179,895	22,592	(432)	202,055
Financial Investments	20	79,215	44,539	-	123,774
Loans and receivables – banks	3,685	136,516	98,509	(130,075)	108,635
Loans and receivables – customers	-	246,646	187,168	(53,566)	380,248
Equity accounted investments	19,332	21,145	1,151	(38,635)	2,993
Property and equipment	-	1,631	6,479	-	8,110
Goodwill and other intangible assets	-	467	4,701	-	5,168
Accrued income and prepaid expenses	-	4,013	3,602	(1)	7,614
Other assets	4	8,841	16,708	(3)	25,550

Total assets	23,041	689,771	390,704	(222,712)	880,804

Financial liabilities held for trading	-	138,747	9,841	-	148,588
Due to banks	-	174,741	121,403	(128,323)	167,821
Due to customers	20	267,769	103,119	(53,825)	317,083
Issued debt securities	-	60,953	111,456	(1,790)	170,619
Provisions	-	1,632	4,779	-	6,411
Accrued expenses and deferred income	-	4,724	3,611	-	8,335
Other liabilities	32	8,877	9,960	(146)	18,723
Subordinated liabilities	768	12,996	5,301	7	19,072
Shareholders equity attributable to the parent
company	22,221	19,332	19,303	(38,635)	22,221
Minority interests			1,931		1,931

Total liabilities and equity	23,041	689,771	390,704	(222,712)	880,804

Reconciliation to US GAAP
Shareholders equity attributable to the parent
company as reported in the condensed balance
sheet	22,221	19,332	19,303	(38,635)	22,221
US GAAP Adjustments:
Goodwill and business combinations	-	968	4,835	-	5,803
Allowance of loan losses	-	-	(538)	-	(538)
Financial investments	-	(126)	34	-	(92)
Private equity investments	-	-	63	-	63
Pensions	-	(109)	186	-	77
Share based payments	-	-	-	-	-
Restructuring provisions	-	223	-	-	223
Derivatives used for hedging	-	297	65	-	362
Mortgage banking activities	-	-	232	-	232
Other fair value differences	-	155	-	-	155
Preference shares	768	-	-	-	768
Other equity and income differences	-	-	34	-	33
Taxes	-	(790)	(23)	-	(813)
Reconciling items subsidiaries (net)	5,505	4,887	-	(10,392)	-

Shareholders’ equity and net profit under US
GAAP	28,494	24,837	24,191	(49,027)	28,494

The condensed income statements for the six months periods ended June 30, 2006 and 2005 are presented in the following tables:

Supplemental condensed consolidating statement of income June 30, 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	27	1,981	3,505	-	5,513
Net commissions	-	1,131	1,817	-	2,948
Trading income	-	1,274	237	-	1,511
Results from financial transactions	-	(97)	483	-	386
Results from consolidated subsidiaries	2,206	1,502	-	(3,708)	-
Other operating income	-	276	3,346	-	3,622

Total operating income	2,233	6,067	9,388	(3,708)	13,980
Operating expenses	1	3,494	6,932	-	10,427
Provision loan losses	-	216	545	-	761
Operating profit before tax	2,232	2,357	1,911	(3,708)	2,792
Taxes	13	151	376	-	540
Discontinued operations	-	-	-	-	-
Profit for the year	2,219	2,206	1,535	(3,708)	2,252
Minority interests	-	-	33	-	33

Net profit attributable to
shareholders of the parent
company	2,219	2,206	1,502	(3,708)	2,219

Reconciliation to US GAAP
Goodwill and business
combinations	-	(4)	(20)	-	(24)
Allowance of loan losses	-	-	(162)	-	(162)
Financial investments	-	25	-	-	25
Private equity investments	-	-	33	-	33
Pensions	-	(69)	(5)	-	(74)
Share based payments	-	4	-	-	4
Restructuring provisions	-	(85)	(24)	-	(109)
Derivatives used for hedging	-	429	87	-	516
Mortgage banking activities	-	-	8	-	8
Other fair value differences	-	(209)	(30)	-	(239)
Preference shares	18	-	-	-	18
Other equity and incomedifferences	-	-	29	-	29
Taxes	-	(18)	(17)	-	(35)
Reconciling items subsidiaries (net)
	(28)	(101)	-	129	-

Net profit under US GAAP	2,209	2,178	1,401	(3,579)	2,209

Supplemental condensed consolidating statement of income June 30, 2005

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net interest income	(5)	1,950	2,473	-	4,418
Net commissions	(31)	970	1,254	-	2,193
Trading income	-	1,003	(45)	-	958
Results from financial transactions	-	295	561	-	856
Results from consolidated subsidiaries	1,908	1,143	-	(3,051)	-
Other operating income	-	56	2,269	-	2,325

Total operating income	1,872	5,417	6,512	(3,051)	10,750
Operating expenses	(6)	3,278	4,686	-	7,958
Provision loan losses	-	(27)	188	-	161
Operating profit before tax	1,878	2,166	1,638	(3,051)	2,631
Taxes	(4)	258	463	-	717
Discontinued operations	-	-	-	-	-
Profit for the year	1,882	1,908	1,175	(3,051)	1,914
Minority interests	-	-	32	-	32

Net profit attributable to
shareholders of the parent
company	1,882	1,908	1,143	(3,051)	1,882

Reconciliation to US GAAP
Goodwill and business
combinations	-	-	(23)	-	(23)
Allowance of loan losses	-	-	(3)	-	(3)
Financial investments	-	(608)	-	-	(608)
Private equity investments	-	-	(4)	-	(4)
Pensions	-	(81)	(8)	-	(89)
Share based payments	-	-	-	-	-
Restructuring provisions	-	(150)	(106)	-	(256)
Derivatives used for hedging	-	(922)	-	-	(922)
Mortgage banking activities	-	-	-	-	-
Other fair value differences	-	49	-	-	49
Preference shares	18	-	-	-	18
Other equity and income differences	-	(32)	(75)	-	(107)
Taxes	-	662	(84)	-	578
Reconciling items subsidiaries (net)	(1,385)	(303)	-	1,688	-

Net profit under US GAAP	515	523	840	(1,363)	515

Supplemental Consolidating Statement of Cash Flow

Condensed consolidating statement of cash flow June 30, 2006

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations/banking activities	1,457	(3,291)	1,601	(2,912)	(3,145)
Net outflow of investment / sale of securities investment
portfolios	-	(6,853)	2,201	-	(4,652)
Net outflow of investment / sale of participating interests	-	(1,014)	(6,342)	-	(7,356)
Net outflow of investment/sale of property and equipment	-	(61)	(151)	-	(212)
Net outflow of investment/sale of intangibles	-	(117)	(366)	-	(483)

Net cash flow from investing activities	-	(8,045)	(4,658)	-	(12,703)

Net increase (decrease) of subordinated liabilities	-	-	132	-	132
Net increase (decrease) of long-term funding	-	3,749	3,326	-	7,075
Net increase (decrease) of (treasury) shares	(386)	-	-	-	(386)
Other changes in equity	-	-	33	-	33
Cash dividends paid	(420)	(1,521)	(1,391)	2,912	(420)

Net cash flow from financing activities	(806)	2,228	2,100	2,912	6,434

Cash flow	651	(9,108)	(957)	-	(9,414)

Condensed consolidating statement of cash flow June 30, 2005

	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated

Net cash flow from operations/banking activities	(1,946)	(4,551)	(554)	(2,043)	(9,094)
Net outflow of investment/sale of securities investment
portfolios	(10)	(4,511)	(3,636)	-	(8,157)
Net outflow of investment/sale of participating interests	-	108	(970)	-	(862)
Net outflow of investment/sale of property and equipment	-	(60)	(770)	-	(830)
Net outflow of investment/sale of intangibles	-	(134)	(74)	-	(208)

Net cash flow from investing activities	(10)	(4,597)	(5,450)	-	(10,057)

Net increase (decrease) of subordinated liabilities	-	1,545	(13)	-	1,532
Net increase (decrease) of long-term funding	-	10,423	6,141	-	16,564
Net increase (decrease) of (treasury) shares	2,500	-	-	-	2,500
Other changes in equity	-	-	183	-	183
Cash dividends paid	(304)	(1,751)	(303)	2,043	(315)

Net cash flow from financing activities	2,196	10,217	6,008	2,043	20,464

Cash flow	240	1,069	4	-	1,313

5.	Consolidated Ratios of Earnings to Fixed Charges

     The following table sets forth our consolidated ratios of earnings to fixed charges for the periods indicated based on the figures resulting from the reconciliation to U.S. GAAP.

	(Unaudited) 6 months ended June 30,		Year ended December 31,
	2006	2005	2005	2004	2003	2002	2001

Excluding Interest on Deposits[1]	1.60	1.37	1.49	1.46	2.66	1.89	1.45
Including Interest on Deposits[1]	1.21	1.08	1.15	1.13	1.36	1.21	1.08

[1] Deposits include Banks and Total customer accounts. See the Consolidated Financial Statements as included in our Form 20-F for 2005.

6.	Developments under US GAAP

Adopted pronouncements

SFAS 123-R: Accounting for Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (R) (SFAS 123-R) was issued on December 16, 2004. SFAS 123-R requires that entities recognise an expense at grant date for employee stock options and other forms of stock-based compensation based on the fair value of the options.

The statement applies as of the beginning of the interim or annual reporting period starting after June 15, 2005 and has been applied to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. The impact from adoption is included in reconciliation.

SFAS 154: Accounting Changes and Error Corrections

Statement of Financial Accounting Standards No 154 (SFAS 154) issued in May 2005 replaces APB 20 and SFAS 3 and changes the requirements for the accounting and reporting of a change in accounting principle. This statement applies to all voluntary changes in accounting principle and requires the retrospective application to prior period financial statements of such changes.

The statement is effective for accounting changes and correction of errors made in first reporting period beginning after December 15, 2005, although it has not been applicable to the Group in this period.

Recent pronouncements

SFAS 155: Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued SFAS 155, an amendment to SFAS 140 and SFAS 133. SFAS 155 permits entities to elect to measure at fair value through earnings any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation. This fair value election is made on an instrument-by-instrument basis and is irrevocable. It is available for all qualifying hybrid instruments that exist as of the date of adoption, January 1, 2007, as well as new instruments issued or acquired after the date of adoption. The Group is evaluating the impact this standard will have on the Group’s US GAAP financial position and results of operations.

SFAS 156: Accounting for Servicing of Financial Assets

SFAS 156 was issued in March 2006 and amends SFAS 140 with respect to accounting for all separately recognised servicing assets and servicing liabilities. SFAS 156 requires entities to initially recognise servicing rights at fair value and to subsequent measure at amortised cost or fair value.

SFAS 156 also permits, at its initial adoption, a one-time reclassification of available-for-sale securities to trading securities by entities with recognised servicing rights, without impacting the treatment of other available-for-sale securities under SFAS 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

The statement is effective as of the beginning of the first reporting year beginning after September 15, 2006. The Group is evaluating the impact of the statement on the Group’s US GAAP financial position and results of operations.

FIN 48: Accounting for Uncertainty in Income Taxes

FASB Interpretation No 48 (FIN 48) was issued in June 2006. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In recognising a tax position, it is necessary to assess whether it is more likely than not that a tax position will be sustained upon examination. This Interpretation is effective for reporting years beginning after December 15, 2006. The Group is assessing the impact of the interpretation on the Group’s US GAAP financial position and results of operations.